Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2009

Yossi Maimon
Chief Financial Officer and Treasurer
Protalix BioTherapeutics, Inc.
2 Snunit Street
Science Park
POB 455
Carmiel, Israel 20100

Re: Protalix BioTherapeutics
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Number: 001-33357

Dear Mr. Maimon:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief